UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40301

Infobird Co., Ltd

(Registrant’s Name)

Unit 532A, 5/F, Core Building 2, No. 1 Science Park West Avenue

Hong Kong Science Park, Tai Po, N.T., Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

Submission of Matters to a Vote of Security Holders.

On November 15, 2023, Infobird Co., Ltd. (the “Company”) held the Company’s 2023 Annual Meeting of Shareholders (the “Annual Meeting”). Six items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders. The voting results were as follows:

1. To elect the following persons as Directors of the Company, pursuant to the Company’s Articles of Association.

Nominee	For	Withheld
Cheuk Yee Li	68,024,920	515,753
Yimin Wu	68,024,834	515,839
Yiting Song	68,024,947	515,726
Qian Qu	68,125,030	415,643
Shaoyang E	68,125,148	415,525

2. To approve a share consolidation of the Company’s ordinary shares, par value $0.025 each (the “Ordinary Shares”) on the basis of one (1) share for every twenty (20) Ordinary Shares, so that every twenty (20) outstanding Ordinary Shares before the share consolidation shall be consolidated into one (1) ordinary share, par value $0.50 each, after the share consolidation (the “Share Consolidation”).

For	Against	Abstain
67,896,304	643,628	741

3. To approve after the Share Consolidation takes effect, the increase of the Company’s authorized share capital from US$25,000 divided into 50,000,000 shares of a par value of US$0.50 each, to US$25,000,000,000 divided into 50,000,000,000 shares of a par value of US$0.50 each by the creation of an additional 49,950,000,000 ordinary shares.

For	Against	Abstain
67,710,051	829,878	744

4. To approve the amendments of the Company’s Memorandum and Articles of Association in the form of Fifth Amended and Restated Memorandum and Articles of Association attached as Annex A to the notice of Annual Meeting to reflect the above Share Consolidation and increased of authorized shares, and that the Fifth Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company in its entirety, to the exclusion of the existing Fourth Amended and Restated Memorandum and Articles of Association with effect from the effective date of the Share Consolidation and increased of authorized shares, and to instruct the registered office provider of the Company to file the Fifth Amended and Restated Memorandum and Articles of Association with the Registrar of Companies in the Cayman Islands.

For	Against	Abstain
67,759,757	780,025	891

5. To ratify, confirm, approve and adopt the appointment of WWC, P.C. as auditor of the Company for the fiscal year ending December 31, 2023, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

For	Against	Abstain
68,301,727	224,841	14,105

6. To approve that the chairperson of the annual general meeting be directed to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 -5.

For	Against	Abstain
67,990,925	546,822	2,926

As stated above, the shareholders have approved by a special resolution the amendments to Company’s Memorandum and Articles of Association in the form of Fifth Amended and Restated Memorandum and Articles of Association attached as Annex A to the notice of Annual Meeting with respect to the Share Consolidation and increased of authorized shares. The Fifth Amended and Restated Memorandum of Association was filed by the Company with the Cayman Islands Companies Registry to reflect the Share Consolidation and increased of authorized shares.

A copy of the Fifth Amended and Restated Memorandum of Association is attached to this report on Form 6-K as Exhibit 99.1.

Exhibit No.	Description
99.1	Fifth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

		c	INFOBIRD CO., LTD

Date:	November 20, 2023	By:	/s/ Yiting Song
Yiting Song, Chief Financial Officer

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